SO
3/6/03

03002277

VF 3-4-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51907

RECEIVED
FEB 2 8 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NNVie Securities, LLC
(formerly ATG TRading, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1835 Market Street, Suite 420
(No. and Street)

Philadlephia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer L. Andrews (215) 789-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name — *if individual, state last, first, middle name*)

1185 Avenue of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Jennifer L. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vie Securiites, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

Notarial Seal
Sherrie A. Woodhouse, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Oct. 10, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of
Vie Financial Group, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)
(with supplementary information)

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

CONTENTS
December 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Vie Securities, LLC

We have audited the accompanying statement of financial condition of Vie Securities, LLC (formerly ATG Trading, LLC) (a wholly owned subsidiary of Vie Financial Group, Inc.) as of December 31, 2002, and the related statements of operations, changes in subordinated liabilities, changes in member's deficiency, and cash flows for the year ended December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vie Securities, LLC (formerly ATG Trading, LLC) (a wholly owned subsidiary of Vie Financial Group, Inc.) as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring operating losses and a members' deficit that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 4, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash	$ 420,405
Due from Clearing Broker	690,578
Prepaid Expenses	3,160
Memberships in Exchange, at cost (market value $22,000)	90,000
Property and Equipment, at cost, less accumulated depreciation of $11,543	7,740
Due from Affiliates	3,226
Total Assets	$ 1,215,109
LIABILITIES AND MEMBER'S DEFICIENCY	
Commitments and Contingencies	
Accrued Expenses	$ 15,410
Due to Affiliates	98,369
Subordinated Liabilities	2,773,269
Member's Deficiency	(1,671,939)
Total Liabilities and Member's Deficiency	$ 1,215,109

See Notes to Financial Statements

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF OPERATIONS

Year ended December 31, 2002

Revenue:	
Principal transactions	$(261,356)
Interest income	2,484
Commission income	330,525
Other income	24,274
Total income	95,927
Expenses:	
Brokerage, clearing and exchange fees	227,757
Professional fees	13,180
Depreciation	5,672
General and administrative	74,909
Interest	73,269
Total expenses	394,787
Net loss	$(298,860)

See Notes to Financial Statements

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Year ended December 31, 2002

Subordinated liabilities at January 1, 2002	$1,700,000
Issuance of subordinated liabilities	1,000,000
Accrued interest on subordinated liabilities	73,269
Subordinated liabilities at December 31, 2002	$2,773,269

See Notes to Financial Statements

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF CHANGES IN MEMBERS' DEFICIENCY

Year ended December 31, 2002

Member's deficiency at January 1, 2002	$(1,373,079)
Net loss	(298,860)
Member's deficiency at end of year	$(1,671,939)

See Notes to Financial Statements

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (298,860)
Adjustments to reconcile net loss to net cash used in operating activities:	
Accrued interest on subordinated liabilities	73,269
Depreciation	5,672
(Increase) decrease in operating assets:	
Due from clearing broker	(614,515)
Due from affiliates	(1,226)
Prepaid expenses	2,737
Increase (decrease) in operating liabilities:	
Due to affiliates	50,500
Accrued expenses	(3,787)
Net cash used in operating activities	(786,210)
Cash flows from financing activity - issuance of subordinated liabilities	1,000,000
Net increase in cash	213,790
Cash at beginning of year	206,615
Cash at end of year	$ 420,405

See Notes to Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Vie Securities, LLC (the "Company") (formerly ATG Trading, LLC), a Delaware limited liability company organized in 2000 and a wholly owned subsidiary of Vie Financial Group, Inc. (the "Parent") (formerly The Ashton Technology Group, Inc.), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the Philadelphia Stock Exchange.

The Company is engaged in buying and selling securities. The Company introduces these transactions for clearance and execution services to the Broadcort Correspondent Clearing Division of Merrill, Lynch, Pierce, Fenner and Smith, Inc. on a fully disclosed basis, and is exempt from provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $298,860 in 2002. In addition, the Company has a member's deficiency of $1,671,939 at December 31, 2002. These factors could indicate that there is substantial doubt about the Company's ability to continue as a going concern.

The Company has elected to be treated as a limited liability company under federal and state income tax laws. Accordingly, no federal and state income taxes are payable by the Company as earnings and losses will flow directly through to the member.

The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on these accounts.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results could differ from those estimates.

The Company records income from security transactions including commissions and related expenses on a trade-date basis.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by Broadcort Correspondent Clearing pursuant to a clearance agreement. At December 31, 2002, the receivable from the clearing broker represents cash maintained at the clearing broker.

3. SUBORDINATED LIABILITIES:

Liabilities subordinated to claims of general creditors include subordinated loan arrangements with the Company's Parent. These loans have been approved by the NASD for inclusion in computing the Company's net capital pursuant to the SEC's Uniform Net Capital Rule.

Subordinated debt is withdrawable by the lender at stated maturity dates. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

December 31, 2002		Estimated Useful Life
Furniture and fixtures	$ 868	5 years
Computer equipment	14,117	3 years
Office equipment	3,138	5 years
Leasehold improvements	1,160	7 years
	19,283	
Less accumulated depreciation	11,543	
	$ 7,740	

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $997,204, which was $897,204 in excess of its required net capital of $100,000.

6. RELATED PARTY TRANSACATIONS:

Commission fees for the year ended December 31, 2002 were approximately $331,000 received from a company affiliated by common ownership.

The Company entered into a services agreement with the Parent dated July 22, 2002, and amended February 6, 2003, which governs the provision of certain administrative services by the Parent to the Company. Under the agreement, the Parent provides personnel and other shared third party services to the Company, and charges the Company a portion of its actual cost for such services. The Parent agreed to provide such services at no cost to the Company during the period from October 1, 2002 through March 31, 2003, and will seek reimbursement for costs incurred after April 1, 2003. Had the agreement required reimbursement during the period from October 1, 2002 through December 31, 2002, expenses totaling $1,250,874 would have been recorded by the Company.

VIE SECURITIES, LLC
(a limited liability company)
(formerly ATG Trading, LLC)
(a wholly owned subsidiary of Vie Financial Group, Inc.)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2002

Net capital:	
Member's deficiency	$(1,671,939)
Subordinated liabilities	2,773,269
Total member's deficiency and allowable subordinated liabilities	1,101,330
Deductions and/or charges:	
Nonallowable assets:	
Membership in exchange	90,000
Property and equipment	7,740
Due from affiliate	3,226
Prepaid expenses	3,160
	104,126
Net capital	997,204
Minimum net capital required	100,000
Excess net capital	$ 897,204

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

VIE SECURITIES

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Vie Securities (formerly ATG Trading, LLC)

In planning and performing our audit of the financial statements and supplemental schedule of Vie Securities (formerly ATG Trading, LLC) (a wholly owned subsidiary of Vie Financial Group, Inc.) (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Vie Securities to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 4, 2003